February 14, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Investment Management

Re:          Avenue Income Credit Strategies Fund (the “Fund”)
Registration Statement on Form N-2
(File Nos. 333-178838 and 811-22485)

Ladies and Gentlemen:

The undersigned, on behalf of the Dealer Manager of the above-captioned issue, hereby joins the Fund in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Standard Time, on February 15, 2012, or as soon thereafter as practicable.

In connection with the foregoing, please be advised that no preliminary prospectus was prepared for use in the offering.

The undersigned is aware of its statutory responsibilities under the Securities Act of 1933, as amended, the Securities and Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, in connection with the offering to which the Registration Statement relates.

Very truly yours, UBS SECURITIES LLC

By:	/s/ Jack Rabun
Name: Jack Rabun
Title: Director

By:	/s/ Harris Baltch
Name: Harris Baltch
Title: Associate Director